March 20, 2008

VIA FEDERAL EXPRESS AND EDGAR

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed January 29, 2008
File No. 333-129830

Dear Mr. Owings:

On behalf of General Finance Corporation, a Delaware corporation (the “Company”), I am responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated February 28, 2008. We have set forth each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Post-Effective Amendment No. 3 to Registration Statement on Form S-1 reflecting the changes made in response to the Staff’s comments. A copy of Post-Effective Amendment No. 3 to Registration Statement on Form S-1, marked to show changes since the Post-Effective Amendment No.2 to Registration Statement on Form S-1, is enclosed for your convenience.

References in this letter to the “Post-Effective Amendment” mean Post-Effective Amendment No. 3 to Registration Statement on Form S-1. Unless otherwise indicated, all page references in this letter refer to the Post-Effective Amendment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Post-Effective Amendment.

In addition to the changes made in response to the Staff’s comments, the Post-Effective Amendment has been revised to reflect the amendment of the credit facility of the Company’s Australian subsidiaries.

39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile

General Finance Corporation
March 20, 2008

The information provided in response to your letter has been supplied solely by General Finance, which is solely responsible for it.

Exhibits

1.
We note that you state under the heading “Legal Matters” on page 58 of your registration statement that the validity of the securities offered will be passed upon by Christopher A. Wilson and Troy & Gould Professional Corporation. Please revise to delete Troy & Gould Professional Corporation as you are only filing the opinion of Christopher A. Wilson for this post effecive amendment.

We have deleted the reference to Troy & Gould Professional Corporation.

2.	Revise your opinion to address the latest Post-Effective amendment for which you are filing the opinion. In this case, your revised filing will be Post-Effective amendment 3.

We have revised the opinion to reflect that the filing will be Post-Effective amendment number 3.

3.
Please revise or advise why you are also opining on Units and Warrants previously issued in the registrant’s IPO. In addition, we note your opinion is for 9,375,000 shares of Common Stock issuable upon exercise of the Warrants when your Post-Effective Amendment is for 8,625,000 Common Shares underlying the Warrants. Please advise or revise.

We have deleted the reference to Units and Warrants in the opinion. We have revised the opinion to only opine as to the 8,625,000 shares of Common Stock issuable upon exercise of the Warrants.

4.	Revise the fourth paragraph to delete the date limitation of your opinion or file an opinion as of the date you are declared effective.

We have deleted the date limitation in the opinion.

Please contact me directly at (626) 584-9722 extension 1008 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Christopher A. Wilson

Christopher A. Wilson, Esq.

39 East Union Street, Pasadena, California 91103 • (626) 584-9722 • (626) 795-8090 Facsimile